Stoecklein Law Group
Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

July 1, 2011

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

Re:           Voice Assist, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 8-K Filed November 12, 2010
File No. 333-149446

This correspondence is in response to your letter dated May 23, 2011 in reference to Form 10-K for fiscal year ended December 31, 2009 filed on March 9, 2010 and Form 8-K filed on November 12, 2010 on behalf of Voice Assist, Inc., your file number 333-149446.

General

1.	As previously requested, please provide a written statement from the company acknowledging that :

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

1

Voice Assist, Inc.

July 1, 2011

Comments #2 10K & 8K

Page

Response: We have attached a statement from the company acknowledging what you have requested.

Form 10K/A for Fiscal Year Ended December 31, 2009

Item 14(1) Audit Fees, page 37

2.
We reviewed your response to Comment One in our letter dated December 28, 2010. Please revise your disclosure in future filings to disclose aggregate fees billed for each of the last two fiscal years for the audit of your annual financial statements and review of your interim financial statements. Please note, for example, disclosure in your December 31, 2010 Form 10-K should report audit and review fees billed for fiscal years 2010 and 2009, as opposed to fiscal years 2009 and 2008, irrespective of whether fees for 2010 were billed subsequent to year end.

Response: We understand that we need to revise our future filings to disclose aggregate fees billed for each of the last two fiscal years for the audit of our annual financial statements and review of our interim financial statements, irrespective if the fees were billed subsequent to year end.

Form 8-K filed November 12, 2010

3.
In response to Comments Two, Three, Three,  Seven,  Eight , and Nine in our letter dated December 28, 2010, you indicate that you have complied with the comments in an amended Form 8-K. Please file the referenced amendment. We may have further comments after reviewing the amended document.

Response: We filed an amended Form 8-K on May 23, 2011.

SpeechPhone LLC and Related Entities’ Combined Financial Statements for the Six Months Ended
June 30, 2010 and 2009 (Unaudited)

Note 1. The Company, page F-4

4.
We reviewed your response to Comment Four in our letter dated December 28, 2010. Given that Mr. Metcalf had 23%, 25%, and 50% voting interests in SpeechPhone, LLC, respectively, please tell us how you nonetheless concluded that Mr. Metcalf had a controlling interest in these entities and thus common control existed among all of the combined entities.  If Mr. Metcalf controlled these entities by contract, please explain in detail and relate your fact patter to the guidance in ASC 810 regarding consolidation of entities controlled by contract.

Response: Mr. Metcalf was the sole managing member of SpeechPhone, LLC, MDM Intellectual Property, LLC and Voice Assist, LLC.  Although Mr. Metcalf owned less than 51% of the Company, since he was the only member making management decisions, he effectively had control of the entities listed above.  The above entities were consolidated based on Mr. Metcalf’s control.

    Sincerely,
    /S/ Donald J. Stoecklein

    cc: Voice Assist, Inc.